VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of David C. Arch as elected trustee by the common shareholders of the Trust 23,685,264 shares voted in his favor and 227,805 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the common shareholders of the Trust 23,689,030 shares voted in his favor and 224,038 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Trust 23,691,767 shares voted in his favor and 221,301 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Wayne Whalen, Rod Dammeyer, Don G. Powell, Hugo F. Sonnenschein, Theodore A. Myers and Steven Muller. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 23,665,714 shares voted in favor of the proposal, 109,601 shares voted against and 137,753 shares abstained.